[GETTY REALTY CORP. LETTERHEAD]
April 19, 2010
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tom Kluck

Re:	Getty Realty Corp.
Registration Statement on Form S-3
File No. 333-165738
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Getty Realty Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-165738) filed on March 26, 2010 and amended on April 15, 2010 (the “Registration Statement”), so that it will become effective on April 20, 2010 at 4:00 P.M. or as soon as is practicable thereafter.
     The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Getty Realty Corp.
By:	/s/ Joshua Dicker
Joshua Dicker
Vice President and General Counsel

cc:     Wm. David Chalk, Esq., DLA Piper LLP (US)